SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

METALINK LTD.
(Name of Subject Company (Issuer))

METALINK LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 1.0 PER SHARE
(Title of Class of Securities)

M69897110
(CUSIP Number of Class of Securities)

c/o Fahn Kahne Consulting Ltd., Hamasger Street 32, Tel Aviv 6721118, Israel
Attn.: Shay Evron
Tel: +972-77-7706770
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Ido Zemach, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,917,500	$338.14

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 1,945,000 ordinary shares of Metalink Ltd. at a purchase price of $1.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Metalink Ltd., an Israeli corporation (“Metalink”), and relates to the offer by Metalink to purchase up to 1,945,000 of its outstanding ordinary shares, nominal (par) value NIS 1.0 per share (the “Shares”), at $1.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated December 29, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	The information set forth under Section 8 (“Information Concerning Metalink”) of the Offer to Purchase is incorporated herein by reference.

(b)          The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)
The information set forth under “Introduction,” Section 6 (“Price Range of the Shares; Dividends on the Shares”) and Section 8 (“Information Concerning Metalink”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The information set forth in the Offer to Purchase under “Introduction,” Section 8 (“Information Concerning Metalink”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	“Background to the Offer”;

•	Section 1 (“Terms of the Offer; Proration; Expiration Date”);

•	Section 2 (“Acceptance for Payment and Payment”);

•	Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Considerations”);

•	Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 9 (“Sources and Amount of Funds”);

•	Section 10 (“Conditions of the Offer”);

•	Section 11 (“Legal Matters and Regulatory Approvals”); and

•	Section 13 ("Miscellaneous").

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), is also incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under "Introduction" and “Background to the Offer - Plans for Metalink after the Offer; Certain Effects of the Offer” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
The information set forth in the Offer to Purchase under “Background to the Offer - Transactions and Arrangements Concerning the Shares,” Section 8 (“Information Concerning Metalink”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
The information set forth in the Offer to Purchase under “Background to the Offer - Background” and “Background to the Offer - Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(b), (c)
The information set forth in the Offer to Purchase under “Background to the Offer - Plans for Metalink after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 8 (“Information Concerning Metalink”) is incorporated herein by reference

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” "Background to the Offer – Background" and Section 9 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)
The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer – Beneficial Ownership of Shares,” “Background to the Offer – Transactions and Arrangements Concerning the Shares,” Section 8 (“Information Concerning Metalink”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in the Offer to Purchase under Section 12 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable. However, the Offer to Purchase contains certain financial information of Metalink as set forth under "Financial Information" in Section 8 (“Information Concerning Metalink”) of the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

(a)
The information set forth in the Offer to Purchase under “Background to the Offer”, Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 8 (“Information Concerning Metalink”) and Section 11 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference.  Metalink is not aware of any pending material legal proceedings relating to the Offer.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On December 29, 2016, Metalink issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated December 29, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by Metalink on December 29, 2016.

(b)	Not applicable.

(d)	Metalink Ltd. 2003 Share Option Plan.(1)

(g)	Not Applicable.

(h)	Not Applicable.
________________________
(1)	Previously filed as Exhibit 4.10 to Metalink’s Report on Form 20-F, filed with the SEC on June 26, 2003.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METALINK LTD.

By:	/s/ Shay Evron
Name: Shay Evron
Title: CFO and Acting CEO

Dated: December 29, 2016

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated December 29, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by Metalink on December 29, 2016.

(b)	Not applicable.

(d)	Metalink Ltd. 2003 Share Option Plan.(1)

(g)	Not Applicable.

(h)	Not Applicable.
________________________
(1) Previously filed as Exhibit 4.10 to Metalink’s Report on Form 20-F, filed with the SEC on June 26, 2003.